Exhibit 11.1

Statement Regarding Computation

of Net Income Per Share

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001

Net income	$1,017,000	$610,000	$1,866,000	$1,048,000

Basic net income per share:
Weighted-average shares outstanding	1,864,909	1,975,723	1,893,034	1,976,372
Net income per share	$.55	$.31	$.99	$.71

Diluted net income per share:
Weighted-average common shares
outstanding and common share equivalents	1,870,622	1,975,723	1,897,039	1,976,372

Net income per share	$.54	$.31	$.98	$.71